Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

1.	XImage Corporation, a California corporation

2.	ImageWare Systems ID Group, Inc., a Delaware corporation (formerly Imaging Technology Corporation)

3.	I.W. Systems Canada Company, a Nova Scotia unlimited liability company

4.	ImageWare Digital Photography Systems, LLC, a Nevada limited liability company (formerly Castleworks LLC)

5.	E-Focus West LLC, a Nevada limited liability company

6.	G&A Imaging, Inc., a Nevada corporation

7.	Digital Imaging International GmbH, a company formed under German laws

8.	Digital Imaging Asia Pacific Pte. Ltd., a company formed under Singapore laws